Issuer Free Writing Prospectus

(Supplementing Preliminary Prospectus filed January 12, 2022)

Filed Pursuant to Rule 433

Registration Statement No. 333-261957

The Company has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement (including the Risk Factors contained therein) and other documents that the Company has filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York NY 10022 by calling 212-895-3745.

To review a filed copy of our current registration statement, click on the following link: https://www.sec.gov/Archives/edgar/data/0000707388/000119380522000040/e621202_s1a-starequity.htm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2022

STAR EQUITY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35947	33-0145723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

53 Forest Ave., Suite 101,

Old Greenwich, CT, 06870

(Address of principal executive offices, including zip code)

203-489-9500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	STRR	NASDAQ Global Market
Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share	STRRP	NASDAQ Global market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On January 11, 2022, Star Equity Holdings, Inc., a Delaware corporation, issued a press release announcing operational highlights for 2021 and updates regarding sales and acquisition initiatives for 2022 for its healthcare and construction businesses. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits

Exhibit	Description

99.1	Press Release.
104	Cover Page Interactive Data (embedded within the Inline XBRL document).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Star Equity Holdings, Inc.

Date: January 12, 2022	By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

Exhibit 99.1

Star Equity Holdings, Inc. Issues Business Update

Old Greenwich, CT – January 11, 2022 - Star Equity Holdings, Inc. (Nasdaq: STRR; STRRP) (“Star Equity” or the “Company”), a diversified holding company, provided today an update on key achievements in 2021 as well as its sales pipeline and acquisitions initiatives for 2022.

Healthcare:

The Healthcare division’s Diagnostic Imaging business sold a record 39 cameras in 2021 compared to 16 in 2020 and 31 in 2019. With the Healthcare division as a whole having rebounded to more normal levels, the Company has begun to consider potential bolt on acquisition targets for the division, particularly in the area of healthcare staffing. Although there can be no certainty of a transaction occurring, the Company believes healthcare staffing is a natural addition to its existing Healthcare businesses and is eager to explore synergies with Digirad Health’s current distribution channels, client base, and support for its own internal healthcare staffing needs. Furthermore, Rick Coleman, Star Equity’s recently appointed Chief Operating Officer, has substantial experience and success in the staffing industry, most recently as CEO of Command Center, Inc., which merged with HireQuest, Inc. (Nasdaq: HQI) in 2019.

Construction:

The Company’s Construction division also saw improved results in both of its businesses: KBS Builders, Inc. (“KBS”) based in New England and EdgeBuilder/Glenbrook (“EBGL”) based in Minnesota. KBS produced approximately 350 modular units in 2021 compared to 280 units in 2020 and 230 units in 2019. The Company believes production capacity at KBS’s South Paris, ME plant is approximately 500 modules per year and is working diligently to attain this production level. The Company has a goal of reopening its idle Oxford, ME plant, which would increase KBS’s total production capacity to 750-1,000 modules per year. In addition, KBS’s sales pipeline, which represents potential projects that could be won over the next 12 months, is approximately $65 million. A highlight of the sales pipeline is an $8 million-$9 million project to produce four new dormitories for a college in New England. This project, if won, would be one of the largest contracts in KBS’s history and mark KBS’s expansion into the student housing segment. Booked backlog at KBS is currently $7 million. EBGL delivered strong top line growth as a result of improved utilization and pricing and generated a strong rebound in profitability in the second half of 2021. Booked backlog at EBGL is currently $15 million.

“We are highly encouraged with the revenue growth at our Construction division in 2021,” said Jeff Eberwein, Star Equity’s Executive Chairman. “We are confident in the growth outlook for our Construction division in 2022 and expect profitability to improve significantly. At the same time, we are evaluating bolt on acquisition opportunities for both Healthcare and Construction in addition to exploring entry into new business sectors.”

The Company will provide additional financial and operating results in its complete fourth quarter and full-year 2021 earnings press release and conference call that will be announced at a later date.

About Star Equity Holdings, Inc.

Star Equity Holdings, Inc. is a diversified holding company with three divisions: Healthcare, Construction, and Investments.

Healthcare

Our Healthcare division designs, manufactures, and distributes diagnostic medical imaging products and provides mobile imaging services. Our Healthcare division operates in two businesses: (i) diagnostic services and (i) diagnostic imaging. The diagnostic services business offers imaging services to healthcare providers as an outsourced alternative to purchasing and operating their own equipment. The diagnostic imaging business develops, sells, and maintains solid-state gamma cameras.

Construction

Our Construction division manufactures modular housing units for commercial and residential real estate projects and operates in two businesses: (i) modular building manufacturing and (ii) structural wall panel and wood foundation manufacturing, including building supply distribution operations for professional builders.

Investments

Our Investments division manages and finances the Company’s real estate assets and investments.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release that are not statements of historical fact are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of the Company or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company’s part. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events, or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s preferred stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal, regulatory, political and economic risks in markets and public health crises that reduce economic activity and cause restrictions on operations (including the recent coronavirus COVID-19 outbreak); the length of time associated with servicing customers; losses of significant contracts or failure to get potential contracts being discussed; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting lack of liquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company’s common stock and preferred stock; stock volatility and in liquidity; risks to preferred stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the terms of the Company’s preferred stock; the Company’s ability to execute on its business strategy (including any cost reduction plans); the Company’s failure to realize expected benefits of restructuring and cost-cutting actions; the Company’s ability to preserve and monetize its net operating losses; risks associated with the Company’s possible pursuit of acquisitions; the Company’s ability to consummate successful acquisitions and execute related integration, as well as factors related to the Company’s business including economic and financial market conditions generally and economic conditions in the Company’s markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company’s services. For a detailed discussion of cautionary statements and risks that may affect the Company’s future results of operations and financial results, please refer to the Company’s filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This release reflects management’s views as of the date presented.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

For more information contact:
Star Equity Holdings, Inc.	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Executive Chairman	Vice President
203-489-9501	212-836-9611
admin@starequity.com	lcati@equityny.com